Global Blue Q1 FY23/24 Financial Results August 28, 2023 Page 1 of 6 GLOBAL BLUE REPORTS Q1 FY23/24 FINANCIAL RESULTS WITH SIGNIFICANT INCREASES IN BOTH GROWTH AND PROFITABILITY • Significant increase in both growth and profitability in Q1 FY23/24 – 68% YoY on Revenue and 300%+ YoY on Adjusted EBITDA – off the back of travel recovery and management actions & investments • Acceleration of the annualized quarterly Adjusted EBITDA to €141m(1) Signy, Switzerland, August 28, 2023 Global Blue Group Holding AG (NYSE:GB and GB.WS) today announced its financial results for the first quarter ended June 30, 2023. Global Blue’s CEO, Jacques Stern, commented: “We are pleased to report a strong start to our financial year, with 68% YoY growth in Revenue and 300%+ YoY growth in Adjusted EBITDA in Q1 FY23/24, such that annualizing the quarter implies Adjusted EBITDA of €141m (1). “We have positioned the business to outperform the ongoing international travel recovery, particularly thanks to our key investments in digitalization and growth businesses, and continued cost management. “Our focus on continuing to digitalize the tax free shopping journey is driving a better experience for merchants, international shoppers, and all other stakeholders in the ecosystem; this is also delivering demonstrable financial benefits to Global Blue and supporting new merchant wins, allowing us to maintain our leadership position. More recently, our investment in our Added Value Payment Solutions and Retail Tech Solutions, to increase relevance to retailers / acquirers and introduce exposure to domest ic shoppers, are getting more traction.” EXECUTIVE SUMMARY Q1 FY23/24 financial results showed a significant increase in both growth and profitability – 68% YoY increase in Group quarterly Revenue to €95m and 300%+ YoY increase in Group quarterly Adjusted EBITDA to €28m. This drove an acceleration of the annualized quarterly Adjusted EBITDA to €141m (1), up from €121m in Q4 FY22/23 and €43m in Q1 FY22/23. More recently, in July 2023, our like-for-like (“LfL”(3)) Issued Sales in Store recovery reached, excluding Mainland China and Russia, 156% in Continental Europe and 176% in Asia Pacific. We also achieved the important milestone of Mainland China recovery surpassing 2019 levels for the first time in Asia Pacific (100% in July vs. 60% in Q1 FY23/24) while Mainland China recovery in

Continental Europe remains constrained by long lead time in visa issuance and high travel costs (40% in July vs 47% in Q1 FY23/24).

Taking this together, Global Blue could achieve Adjusted EBITDA in excess of €200m[(2)], based on annualization of Q1 FY23/24 quarter's results and assuming Chinese Revenue recovery reaches 105% (vs. a 38% Revenue recovery in Q1 FY23/24), noting that other nationalities on average have recovered materially above this illustrative level of 105%.

Notwithstanding the current and future recovery, Global Blue will continue to benefit from four strong long-term growth drivers of the business: (i) overseas luxury market dynamics, (ii) VAT dynamics / new markets, (iii) digitalization dynamics, and (iv) eCommerce dynamics.

FINANCIAL PERFORMANCE

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	Q1 FY21/22	Q1 FY22/23	Q1 FY23/24	*Q1 FY23/24 vs. Q1 FY22/23 (%)*
Revenue				
Tax Free Shopping Solutions	9.1	39.6	68.6	
Added Value Payment Solutions	4.9	12.6	18.8	
Retail Tech Solutions	2.8	4.0	7.1	
Group Revenue	**16.7**	**56.1**	**94.5**	***68.4%***
Adjusted Operating Expenses	(27.4)	(49.3)	(66.7)	
Adjusted EBITDA	**(10.7)**	**6.8**	**27.8**	***307.0%***
Adjusted Depreciation & Amortisation	(10.0)	(8.7)	(9.0)	
Net Finance Costs	(6.5)	(10.0)	(10.7)	
Adjusted Profit before Tax	**(27.1)**	**(11.9)**	**8.1**	
Adjusted Income Tax Expense	3.4	0.6	(4.5)	
Non-Controlling Interests	-	(0.3)	(1.4)	
Adjusted Net Income Group Share	**(23.7)**	**(11.6)**	**2.1**	

Revenue

The Group delivered Revenue of €94.5m in Q1 FY23/24, a 68.4% YoY increase reflecting a strong performance across all business lines.

Tax Free Shopping Solutions delivered Revenue of €68.6m in Q1 FY23/24, a 73.5% YoY increase. Revenue in Continental Europe was €58.9m, a 63.4% LfL YoY increase; while Revenue in Asia Pacific was €9.7m, a 166.5% LfL YoY increase. The increase in Revenue primarily reflects the ongoing recovery across all origin nationalities coupled with the reopening of Chinese borders in January 2023, as well as the continued progress around our strategic priorities.

Added Value Payment Solutions delivered Revenue of €18.8m in Q1 FY23/24, a 49.2% YoY increase, reflecting a strong performance across both business segments. Revenue in FX Solutions was €10.0m, a 64.6% LfL YoY increase; while Revenue in the Acquiring business was €8.8m, a 44.3% LfL YoY increase.

Retail Tech Solutions delivered Revenue of €7.1m in Q1 FY23/24, a 78.0% YoY increase, reflecting strong organic growth of 48.6% (€1.9m) from ZigZag and Yocuda, and the remainder from the consolidation of ShipUp (acquired on 1 November 2022).

Global Blue Q1 FY23/24 Financial Results August 28, 2023 Page 2 of 6

Adjusted EBITDA

The Group delivered Adjusted EBITDA of €27.8m in Q1 FY23/24, a 307.0% YoY increase reflecting the significant improvement in Revenue together with the ongoing focus on the cost base. This implied an improvement in margin of 17ppts to 29% and a 'Revenue drop-through to Adjusted EBITDA'[4] of 55%.

Furthermore, annualized Adjusted EBITDA[1] based on the quarterly recovery has consistently improved, from €43m in Q1 FY22/23, to €88m in Q2 FY22/23, to €105m in Q3 FY22/23, to €121m in Q4 FY22/23, and now to €141m in Q1 FY23/24.

Adjusted Profit before Tax

The Group delivered Adjusted Profit Before Tax in Q1 FY23/24 of €8.1m, a €20m YoY increase reflecting the significant increase in Revenue and Adjusted EBITDA partly offset by a slight increase in Depreciation and Amortisation of €0.3m and in Net Finance Costs of €0.7m.

Balance Sheet and Net Debt

As at June 30, 2023, Group Net Debt reached €607.9m, consisting of Gross Financial Debt of €790.1m and Cash & Cash Equivalents of €182.2m. The Group anticipates it will be in compliance with the financial covenant on the next testing date, September 30, 2023.

LATEST TRENDS

% Recovery Issued Sales in Store[3] *Tax Free Shopping*	*FY22/23*	*Q1 FY23/24*	*July 2023*	*July 2023 vs. Q4 FY22/23*
Continental Europe LfL *(excluding UK and same merchant)*	97%	***121%***	***118%***	***(-3ppts)***
APAC LfL *(same merchant)*	64%	***111%***	***134%***	***(+23ppts)***
Group LfL *(excluding UK and same merchant)*	87%	***118%***	***121%***	***(+3ppts)***
Group reported *(including UK and non-same merchant)*	75%	***103%***	***102%***	***(-1ppt)***

Refers to the issued Sales In Store (spend) compared to Calendar Year 2019.

In July 2023, the recovery in Tax Free Shopping Group reported LfL Issued Sales in Store[3] remained broadly stable at 102% in July vs. 103% in Q1 FY23/24 (-1ppt) on the back of a slightly lower performance in Continental Europe and a strong acceleration in Asia Pacific.

In July 2023, excluding Mainland China and Russia, Continental Europe recovery reached 156%, whilst recovery in Asia Pacific reached 176%.

The recovery in Continental Europe reached 118% in July 2023 vs. 121% in Q1 FY23/24 (-3ppts). US, GCC and regional European shoppers were key contributors to the recovery in Continental Europe in July 2023, with recovery at 257%, 221% and 208%, respectively. Whilst recovery in Mainland China remains constrained by long lead time in visa issuance and high travel costs, the recovery level was slightly lower at 40% in July vs. 47% in Q1 FY23/24 (-7ppts).

The recovery in Asia Pacific reached 134% in July 2023 vs. 111% in Q1 FY23/24 (+23ppts). Hong Kong/Taiwan and North East Asia shoppers were key contributors to the recovery in Asia Pacific in July 2023, with recovery at 393% and 191%, respectively. Meanwhile, Mainland China's recovery surpassed 2019 levels for the first time at 100% in July vs. 60% in Q1 FY23/24 (+40ppts), mainly as a result of a very strong increase in the average spend per shopper.

Global Blue Q1 FY23/24 Financial Results August 28, 2023 Page 3 of 6

Global Blue Q1 FY23/24 Financial Results August 28, 2023 Page 4 of 6 IMPACT OF CHINA REOPENING ON GLOBAL BLUE’S PROFITABILITY With Mainland China representing c.40% of Group Sales in Store in 2019, the return of Chinese shoppers is key to the ongoing recovery and should be driven by a willingness to travel, an increase in air capacity, and an increase in average spend. The willingness to travel of Chinese shoppers, based on Global Blue’s proprietary survey, remained above 70% in July. In parallel, air capacity recovery from China continues to trend upwards, reaching 51% in Continental Europe in July (41% in Q1 FY23/24) and 51% in Asia Pacific in July (38% in Q1 FY23/24). However, visa issuance and travel costs remain key barriers to a stronger recovery in Continental Europe. Finally, as for most nationalities, a strong average spend progression per Chinese shopper is noticeable, reaching 119% in Asia Pacific and 34% in Continental Europe vs. 2019. In summary, Global Blue should be well placed to benefit from the progressive reopening of China. Based on an annualization of Q1 FY23/24 quarter’s results, Global Blue could achieve Adjusted EBITDA in excess of €200m(2) once Chinese Revenue recovery reaches 105% (vs. a 38% Revenue recovery in Q1 FY23/24). LONG-TERM GROWTH DRIVERS Notwithstanding the current and future recovery, Global Blue will continue to benefit from four strong long-term growth drivers of the business. Overseas Luxury Market Dynamics: Growth in Tax Free Shopping is highly correlated to growth in emerging markets and high net worth individuals. Between 2009 and 2019, the number of emerging middle class households increased by 10.0% whilst the number of high net worth individuals increased by 9.0% over the same period. Fuelled by those two macro- drivers, Tax Free Shopping, a subset of the luxury market (80% of Issued Sales in Store is related to luxury personal goods), has grown by 10.0% between 2009 and 2019, surpassing domestic luxury market growth by 4.2ppts at 5.8% during the same period. These growth dynamics are expected to continue, which will be important drivers for Global Blue’s future growth. VAT Dynamics/New Markets: More countries are adopting a Vat Refund Scheme as a way to attract consumers with 72 countries now offering a Tax Free Shopping scheme vs. only 1 in 1980. Between 2010 and 2020, Global Blue has opened 7 new countries which has resulted in 2% annual Sales in Store growth over that period. There are currently over 100 countries without a scheme which presents Global Blue with the opportunity to expand its geographical footprint. Digitalisation Dynamics: Digitalisation leads to a simpler process resulting in a higher level of transactions refunded. Currently, only around half of eligible Tax Free Shopping Sales in Store are successfully completed. The success ratio, which measures the completed Sales in Store vs. eligible Sales in Store, is 13ppts higher in countries where digital export validation is mandatory (55% in mandatory digital countries vs. 42% in non-mandatory digital countries). The increase in penetration as a result of digitalisation has added 2ppts of Sales in Store growth between 2009 and 2019. These growth dynamics are expected to continue which will be important drivers for Global Blue’s future growth. E-Commerce Dynamics: In line with the group’s strategy to diversify the business, Global Blue acquired a number of businesses in the e-commerce space, including ZigZag, a

Global Blue Q1 FY23/24 Financial Results August 28, 2023 Page 5 of 6 technology provider that enhances the e-commerce returns experience, and ShipUp, a SaaS provider that enables brands to deliver seamless, proactive, and branded post-purchase communication. E-commerce sales in Europe is forecast to deliver 10%+ CAGR in the coming years, benefitting Global Blue’s entry into this space. CONCLUSION In summary, Global Blue is pleased to report Q1 FY23/24 financial results with a significant increase in both growth and profitability in Q1 FY23/24, thanks to the proven and accelerating international travel recovery, coupled with continued progress around its strategic priorities. The Group delivered in Q1 FY23/24 a significant YoY increase in Revenue of 68.4% and in Adjusted EBITDA of 307.0%. Furthermore, annualized Adjusted EBITDA(1) based on the quarterly recovery has consistently improved, to €141m in Q1 FY23/24 from €121m in Q4 FY22/23. Besides the current level of recovery, Global Blue will further benefit from the reopening of Mainland China. Based on an annualization of Q1 FY23/24 quarter’s results, Global Blue could achieve Adjusted EBITDA in excess of €200M(2) once Chinese Revenue recovery reaches 105% (vs. a 38% Revenue recovery in Q1 FY23/24), noting that other nationalities on average have recovered materially above this illustrative level of 105%. Finally, along with the current and future recovery, Global Blue will continue to benefit from its long-term growth drivers, while remaining well hedged against the risk of worldwide inflation and potential European recession. 1Annualized extrapolation includes TFS and AVPS performance in Q1, Q2, Q3 and Q4 FY22/23, and Q1 FY23/24, applied to the year, and excludes Retail Tech Solutions EBITDA. 2Simulation based on illustrative assumptions and should not be relied upon as being indicative of future results. This is not a forecast. This is forward-looking information – see Disclaimer. Yearly extrapolation includes Tax Free Shopping Solutions/ Added Value Payment Solutions performance in Q4 FY22/23 applied to the year and excludes Retail Tech Solutions EBITDA €(-6M) for comparability with LTM CY 2019 and FY19/20. 3 Refers to the Issued Sale-In-Store (Spend), like-for-like (at constant merchant scope and exchange rates). 4Refers to the portion of Revenue growth that drops through to the EBITDA line.

Global Blue Q1 FY23/24 Financial Results August 28, 2023 Page 6 of 6 WEBCAST INFORMATION An audio recording of commentary on the results, along with supplemental financial information, can be accessed via the Investor Relations section of the company’s website at Global Blue Group Holding AG - Investor Relations. FOR FURTHER INFORMATION Frances Gibbons, Head of Investor Relations +44 (0) 7815 034 212 fgibbons@globalblue.com NON-IFRS FINANCIAL MEASURES This press release contains certain Non-IFRS Financial Measures. These non-IFRS measures may not be indicative of Global Blue’s historical operating results nor are such measures meant to be predictive of Global Blue’s future results. Not all companies calculate non -IFRS measures in the same manner or on a consistent basis. As a result, these measures and ratios may not be comparable to measures used by other companies under the same or similar names. Accordingly, undue reliance should not be placed on the non-IFRS measures presented in this press release. FORWARD-LOOKING STATEMENTS This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding Global Blue or its management’s expectations, hopes, beliefs, intentions or strat egies regarding the future. The words “anticipate,” “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward- looking statements are based on Global Blue’s current expectations and beliefs concerning future developments and their potential effects on Global Blue. There can be no assurance that the future developments affecting Global Blue will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Global Blue’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward -looking statements. These include commercial expectations and other external factors, including political, legal, fis cal, market and economic conditions and factors affecting travel and traveller shopping, including the global COVID -19 pandemic and applicable legislation, regulations and rules (including, but not limited to, accounting policies and accounting treatments), movements in foreign exchange rates, inflation and other factors described under “Risk Factors” in Global Blue’s Annual Report on Form 20 -F/A for the fiscal year ended March 31, 2023 filed with the Securities and Exchange Commission (the “SEC”), and in o ther reports we file from time to time with the SEC, all of which are difficult to predict and are beyond Global Blue’s control. Except as required by law, Global Blue is not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. ABOUT GLOBAL BLUE Global Blue offers innovative solutions in three different fields: • Tax Free Shopping: Helping retailers at over 300,000 points of sale to efficiently manage 35 million Tax Free Shopping transactions a year, thanks to its fully integrated in -house technology platform. Meanwhile, its industry-leading digital Tax Free shopper solutions create a better, more seamless customer experience • Payments services: Providing a full suite of foreign exchange and Payments technology solutions that allow acquirers, hotels and retailers to offer value -added services and improve the customer experience during 31 million payment transactions a year at 130,000 points of interaction • RetailTech: Offering new technology solutions to retailers, including digital receipts and eCommerce returns, which can be easily integrated with their core systems and allow them to optimise and digitalise their processes throughout the omni -channel customer journey, both in - store and online In addition, our data and advisory services offer a strategic advisory to he lp retailers identify opportunities for growth, while our shopper experience and engagement solutions provide data -driven solutions to increase footfall, convert footfall to Revenue and enhance performance. Pre-pandemic figures FY 19/20. Source: Global Blue